Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

FIRST QUARTER EARNINGS TRIPLE TO $92M FROM Q1 2005

(All figures are in US dollars unless stated otherwise)

Vancouver, British Columbia - May 15, 2006 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce its first quarter results, highlights of which are:

•	Net earnings tripled to $92.4 million compared with $29.5 million in 2005.

•	Earnings per share increased to $0.27 per share compared with $0.12 per share in 2005.

•	Gold production increased to 295,100 ounces, compared with 275,400 ounces in 2005.

•	Gold sales were 288,400 ounces, compared with 217,500 ounces in 2005.

•	Record low total cash costs of minus $88 per ounce (net of by-product copper and silver credits), compared with $94 per ounce in 2005.

•	Cash flow from operations, before changes in working capital, increased to $140.7 million ($0.41 per share), compared with $58.7 million ($0.24 per share) in 2005.

•	On March 31, 2006, Goldcorp completed the acquisition of Virginia Gold Mines and its Éléonore gold project in Quebec.

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On May 9, 2006, Goldcorp warrant holders voted in favor of the early exercise of the warrants. Proceeds are expected to be approximately $480 million assuming all warrants are exercised during the 30-day early exercise period.

•	On May 12, 2006, Goldcorp acquired from Barrick Placer Dome’s Canadian operations and other assets for cash of approximately $1.6 billion.

Ian Telfer, President and Chief Executive Officer of Goldcorp, said, “We are very pleased with the incredibly strong earnings and cash flow from Goldcorp’s existing operations and are excited to announce the completion of the acquisition of certain Placer Dome assets. We have already begun the integration of the Placer mines and are confident that it will proceed smoothly. We will continue our aggressive plans to create value for shareholders through strategic acquisitions and capital investments that enhance our long-term production profile. The acquisition of the Éléonore gold project during the quarter highlights this strategy.”

A conference call will be held Tuesday, May 16 at 11:00 a.m. (ET) to discuss these results. You may join the call by dialing toll free 1-877-888-3855 or (416) 695-6622 for calls from outside Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event until June 16th by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.goldcorp.com.

Goldcorp is the world’s lowest cost multi-million ounce gold producer. Annualized gold production in 2006 is expected to be approximately 2 million ounces at a cash cost of approximately $125 per ounce and the Company does not hedge its gold production.

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Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2005. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
Telephone: 604-696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com